
02041136

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUN 28 2002
WASH. D.C.
SECTION

FORM 11-K

(Mark One)

[X] Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2001

[ ] Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934.

For the transition period from _______ to _______.

Commission file number 1-7284.

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BALDOR ELECTRIC COMPANY
EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN
c/o Baldor Benefits Advisory Committee
5711 R. S. Boreham, Jr. Street
Fort Smith, Arkansas 72901

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

Baldor Electric Company
5711 R. S. Boreham, Jr. Street
Fort Smith, Arkansas 72901

REQUIRED INFORMATION

The Baldor Electric Company Employees' Profit Sharing and Savings Plan (" the Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the years ended December 31, 2001 and 2000, which have been prepared in accordance with the financial reporting requirements of ERISA, are properly included and incorporated herein by this reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Baldor Electric Company Benefits Advisory Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BALDOR ELECTRIC COMPANY
EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

Date: June 27, 2002 By: 

Lloyd G. Davis
Member, Benefits Advisory Committee

EXHIBIT INDEX

Exhibit Number	
1	Consent of Independent Auditors filed herewith.

Consent of Lawrence, Schluterman & Schwartz, Ltd., Independent Auditors

We consent to the incorporation by reference in the Registration Statements (Forms S-8 No. 33-28239 and No. 333-33287) pertaining to the Baldor Electric Company Employees' Profit Sharing and Savings Plan of our report dated June 26, 2002, with respect to the financial statements of the Baldor Electric Company Employees' Profit Sharing and Savings Plan included in the Annual Report (Form 11-K) for the year ended December 31, 2001.

Lawrence, Schluterman & Schwartz, Ltd.

Lawrence, Schluterman & Schwartz, Ltd.

Fort Smith, Arkansas
June 26, 2002

BALDOR ELECTRIC COMPANY EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000



LAWRENCE, SCHLUTERMAN & SCHWARTZ, LTD.
Certified Public Accountants

**BALDOR ELECTRIC COMPANY EMPLOYEES'
PROFIT SHARING AND SAVINGS PLAN**

**REPORT ON EXAMINATION OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES**

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

CONTENTS



LAWRENCE, SCHLUTERMAN & SCHWARTZ, LTD.

Certified Public Accountants

2411 South Waldron Road
Fort Smith, Arkansas 72903
Telephone (501) 484-7211
Fax (501) 484-7802

W. Sid Lawrence, CPA
Michael L. Schluterman, CPA
Larry J. Schwartz, CPA

INDEPENDENT AUDITORS' REPORT

Trustees
Baldor Electric Company Employees'
Profit Sharing and Savings Plan
Fort Smith, Arkansas

We have audited the accompanying statements of net assets available for benefits of the Baldor Electric Company Employees' Profit Sharing and Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Baldor Electric Company Employees' Profit Sharing and Savings Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2001, and schedule of reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lawrence, Schluterman & Schwartz, Ltd.

Lawrence, Schluterman & Schwartz, Ltd.
Certified Public Accountants

Fort Smith, Arkansas
June 26, 2002

BALDOR ELECTRIC COMPANY EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
Assets		
Investments, at fair value		
Certificates of deposit	$ 2,000,000	$ 4,001,320
Unallocated insurance contracts	32,500,000	23,000,000
Collective trust funds	51,103,032	50,859,510
Baldor common stock	82,128,086	86,696,472
Participant notes receivable	7,110,527	6,796,822
Total Investments	174,841,645	171,354,124
Cash	-	420,262
Receivables		
Accrued interest and dividends	1,193,768	1,306,901
Employer contributions	5,107,875	9,751,859
Total Receivables	6,301,643	11,058,760
Total Assets	181,143,288	182,833,146
Total Liabilities	-	-
Net Assets Available For Benefits	$ 181,143,288	$ 182,833,146

See Accompanying Notes To Financial Statements And Independent Auditors' Report.

BALDOR ELECTRIC COMPANY EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
Additions to Net Assets Attributed To:		
Investment income		
Interest and dividends	$ 1,599,741	$ 6,319,996
Net appreciation (depreciation) in fair value of investments	(413,334)	9,749,287
	1,186,407	16,069,283
Contributions		
Employer	6,010,063	10,692,095
Participant	4,877,707	5,114,905
	10,887,770	15,807,000
Total Additions	12,074,177	31,876,283
Deductions from Net Assets Attributed To:		
Benefits paid directly to participants	13,511,119	11,964,297
Administrative expenses	252,916	381,025
Total Deductions	13,764,035	12,345,322
Net Increase (Decrease)	(1,689,858)	19,530,961
Net Assets Available for Benefits:		
Beginning of Year	182,833,146	163,302,185
End of Year	$ 181,143,288	$ 182,833,146

See Accompanying Notes To Financial Statements And Independent Auditors' Report.

BALDOR ELECTRIC COMPANY EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2000

1. DESCRIPTION OF PLAN

The following brief description of the Baldor Electric Company Employees' Profit Sharing and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan, which covers substantially all regular full-time and part-time employees of all domestic subsidiaries of Baldor Electric Company ("Company") ("Employer"). Employees become eligible to participate in the savings component of the Plan on the first of the month following two full months of employment. The Plan was amended and restated effective December 12, 1998 and again on February 27, 2002, in order to incorporate all amendments made since January 1, 1992. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Contributions

Each year, participants may contribute up to 15% of annual compensation, as defined in the Plan. These contributions can be made on a before-tax basis, as provided under IRS Section 401(k) or an after-tax basis, or a combination of both. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 25% of the first 6% of base compensation that a participant contributes to the Plan. The Company's matching contribution is made into the Baldor Stock Fund account and the participant must be employed on the last day of the quarter to receive the quarterly matching.

Employees of all domestic operations of the Company with 24 months or more of full-time and part-time service are participants in the profit sharing component of the Plan. The Company annually contributes to the profit sharing component an amount equal to 12% of the pretax earnings of participating companies. This contribution is funded by the company through cash or shares of Baldor stock and then is directed by the participant into the respective investment funds. Contributions are allocated to individual participants in proportion to their eligible compensation for the year. The profit sharing percentage for 2001 and 2000 was 5.01% and 9.03%, respectively. Participants must be employed by Baldor on the last day of the year to receive the profit sharing contribution of that respective year.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of a) the employer's contributions and b) plan earnings and losses. Allocations are based on participant earnings or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contributions and in the Company's contributions plus actual earnings thereon.

1. DESCRIPTION OF PLAN (continued)

Participant Notes Receivable

Participants may borrow from their savings plan accounts (which excludes their Profit Sharing Plan Account), a minimum of $500 and the amount of the loan shall not exceed the lesser of: a) 50% of the vested balance in the participant's account, or b) $50,000 reduced by the participant's highest loan balance in the last twelve months. Loan transactions are treated as a transfer from (to) the investment funds to (from) the loan fund. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime lending rate plus 1%. Interest rates range from 5.75% to 10%. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service, a participant may receive a lump-sum amount distribution, a payment in the form of an annuity contract from an insurance company, or a combination of a lump sum annuity.

2. SUMMARY OF ACCOUNTING POLICIES

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value except for its investment contracts, which are valued at contract value (Note 4). Shares of Baldor Electric Company common stock are valued at the last reported sales price on the last business day of the plan year. Participant notes receivable are valued at cost which approximates fair value. Certificates of deposit are valued based on amortized cost plus accrued interest. The fair market values of other investments have been provided by Wachovia Bank & Trust Company, N.A., trustee and investment manager for the Plan, based on quoted values of the underlying securities. The average cost method is utilized in determining the cost of the investments sold or distributed to participants. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Fees

Legal, accounting and consulting fees incurred by the Plan are paid by the Employer. Record keeping and investment fee expenses are paid by the Plan. Administrative loan maintenance and processing fees charged by the trustee are charged to respective participants. The employer can at its option pay a portion of the administrative fees.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

The Plan's investments are held by a bank-administered trust fund at Wachovia Bank, N.A. ("Wachovia") and are presented in the following table. Investments that represent 5% or more of the Plan's net assets are separately identified below:

	December 31	
	2001	**2000**
Investment at fair value as determined by quoted market price and held by Wachovia:		
Baldor Electric Company Common Stock	$ 82,128,086	$ 86,696,472
Money Market Fund	13,719,401	10,375,023
Equity Index Fund	19,938,328	24,168,381
Fixed Principal Fund	45,388,633	34,348,302

At December 31, 2000, approximately $7,578,880 of the net assets in Baldor Stock Fund are non-participant directed. This is due to the fact that a participant's matching account was not subject to the Participant's investment direction. The Plan was amended, effective September 1, 2001, to allow participants to direct the investment of his matching contributions already credited in accordance with subparagraph (b) of Section 17.2 of the Plan. Therefore, at December 31, 2001, none of the net assets in the Baldor Stock Fund are non-participant directed.

As reflected below, the Fixed Principal Fund consists primarily of the Stable Value Fund, the unallocated insurance contracts and certificates of deposit. The Money Market Fund, Balanced Fund, and Market Equity Fund consist primarily of the collective trust funds. In addition, the receivables and liabilities have been allocated to the various investment funds.

BALDOR ELECTRIC COMPANY EMPLOYEES'
PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

3. INVESTMENTS (continued)

The changes in net assets available for benefits and the amount of net assets by investment program as of and for the year ended December 31, 2001 are reflected below:

2001	Money Market Fund	Fixed Principal Fund	Balanced Fund	Equity Index Fund	Baldor Stock Fund	Participant Notes Receivable	Aggressive Growth Portfolio	Total
Additions to net assets attributed to:								
Investment income (note 3):								
Interest and Dividends	$ 550,643	$ 128,849	$ 176,989	$ 441,043	$ 285,460	$ 2,615	$ 14,142	$ 1,599,741
Net appreciation (depreciation) in fair value of investments	-	2,419,951	(901,014)	(3,338,882)	1,628,086	-	(221,475)	(413,334)
Contributions:								
Employer	1,216,453	977,757	299,066	765,437	2,631,847	-	119,503	6,010,063
Participant - Before Tax	286,360	730,971	435,305	942,263	1,654,969	-	197,474	4,247,342
Participant - After Tax	25,819	115,502	26,107	49,717	137,723	-	10,022	364,890
Participant - Rollover	13,675	65,975	60,843	69,230	22,707	-	33,045	265,475
Total Additions	2,092,950	4,439,005	97,296	(1,071,192)	6,360,792	2,615	152,711	12,074,177
Deductions from net assets attributed to:								
Benefits paid to participants	1,845,080	4,748,610	474,609	1,705,565	4,028,756	663,349	45,150	13,511,119
Administrative Expenses	9,914	90,523	6,383	17,291	127,123	-	1,682	252,916
Total Deductions	1,854,994	4,839,133	480,992	1,722,856	4,155,879	663,349	46,832	13,764,035
Other								
Net Interfund Transfers	(90,923)	(109,407)	(3,139)	(78,233)	(687,742)	974,439	(4,995)	-
Net Increase (Decrease)	147,033	(509,535)	(386,835)	(2,872,281)	1,517,171	313,705	100,884	(1,689,858)
Net Assets available for benefits:								
Beginning of Year	12,633,743	36,993,862	7,567,450	25,695,654	92,103,180	6,796,822	1,042,435	182,833,146
End of Year	$ 12,780,776	$ 36,484,327	$ 7,180,615	$ 22,823,373	$ 93,620,351	$ 7,110,527	$ 1,143,319	$ 181,143,288

3. INVESTMENTS (continued)

The changes in net assets available for benefits and the amount of net assets by investment program as of and for the year ended December 31, 2000 are reflected below:

2000	Money Market Fund	Fixed Principal Fund	Balanced Fund	Equity Index Fund	Baldor Stock Fund	Participant Notes Receivable	Aggressive Growth Portfolio	Total
Additions to net assets attributed to:								
Investment income (note 3):								
Interest and Dividends	$ 571,981	$ 2,215,104	$ 603,913	$ 210,750	$ 2,170,609	$ 543,851	$ 3,788	$ 6,319,996
Net appreciation (depreciation) in fair value of investments	-	3,528	(553,424)	(2,559,558)	12,912,500	-	(53,759)	9,749,287
Contributions:								
Employer	2,258,720	1,619,403	582,847	1,527,273	4,567,356	-	136,496	10,692,095
Participant - Before Tax	214,778	605,973	415,481	1,115,996	1,917,326	-	18,742	4,288,296
Participant - After Tax	28,352	127,289	30,080	62,436	164,799	-	1,400	414,356
Participant - Rollover	7,331	114,439	53,922	79,274	96,280	-	61,007	412,253
Total Additions	3,081,162	4,685,736	1,132,819	436,171	21,828,870	543,851	167,674	31,876,283
Deductions from net assets attributed to:								
Benefits paid to participants	1,297,162	2,356,072	623,912	1,891,931	5,296,568	496,825	1,827	11,964,297
Administrative Expenses	1,029	146,855	1,068	2,717	230,580	(1,275)	51	381,025
Total Deductions	1,298,191	2,502,927	624,980	1,894,648	5,527,148	495,550	1,878	12,345,322
Other								
Net Interfund Transfers	912,771	115,993	1,380,146	1,286,932	(5,161,472)	588,991	876,639	-
Net Increase (Decrease)	2,695,742	2,298,802	1,887,985	(171,545)	11,140,250	637,292	1,042,435	19,530,961
Net Assets available for benefits:								
Beginning of Year	9,938,001	34,695,060	5,679,465	25,867,199	80,962,930	6,159,530	-	163,302,185
End of Year	$ 12,633,743	$ 36,993,862	$ 7,567,450	$ 25,695,654	$ 92,103,180	$ 6,796,822	$ 1,042,435	$ 182,833,146

4. INVESTMENT CONTRACTS

The Plan has investments in contracts with insurance companies and financial institutions, which are held by the Trustee. These guaranteed investment contracts are reported at contract value, which represents contributions under the contract, plus earnings, less Plan withdrawals and administrative expenses, because they are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract balances at December 31, 2001 and 2000 total $32,500,000 and $23,000,000, respectively.

The rate at which interest is accrued to the contract balances ranged from 5.48% to 7.50% for the years ended December 31, 2001 and 2000. These contracts are set at a fixed rate.

The estimated fair values of these contracts have been determined by the Trustee using available market information and valuation methodologies. However, considerable judgement is necessarily required in interpreting market data to develop these estimates. In addition, fair values fluctuate on a daily basis. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The fair values calculated for the contracts at December 31, 2001 and 2000 are approximately $33,750,000 and $23,900,000, respectively.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, there would be no effect on the participant's account balances as the participants are already 100% vested in their accounts.

6. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 24, 1995, stating that the Plan is qualified under section 401 (a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Benefits Advisory Board believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

The Plan has submitted a request for a new determination letter for the restated Plan document.

Supplemental Schedules

BALDOR ELECTRIC COMPANY EMPLOYEES'
PROFIT SHARING AND SAVINGS PLAN

Line 27a --Schedule of Assets Held for Investment Purposes
EIN 43-0168840, Plan No. 001

December 31, 2001

(b) Identity of Issue, Borrower, Lessor of Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(d) Cost	(e) Current Value
Certificates of Deposit			
Suntrust, Jacksonville, FL	Certificate of Deposit, maturity date 9/25/02, 6.45%,	$ 2,000,000	$ 2,000,000
Unallocated Insurance Contracts			
AllState Life Insurance Company	Guaranteed Investment contract, maturity date 09/15/03, 7.49%	2,000,000	2,000,000
Business Mens Assurance Co.	Guaranteed Investment contract, maturity date 03/25/03, 7.26%	1,000,000	1,000,000
Canada Life	Guaranteed Investment contract, maturity date 06/08/06, 5.85%	1,000,000	1,000,000
Canada Life	Guaranteed Investment contract, maturity date 04/15/06, 5.85%	1,500,000	1,500,000
Combined Insurance Company of America	Guaranteed Investment contract, maturity date 05/15/02, 6.9%	2,000,000	2,000,000
GE Life GIC	Guaranteed Investment contract, maturity date 12/15/03, 6.61%	1,000,000	1,000,000
General American Life Ins. Co	Guaranteed Investment contract, maturity date 03/15/02, 6.84%	2,000,000	2,000,000
John Hancock	Guaranteed Investment contract, maturity date 12/15/05, 6.11%	1,500,000	1,500,000
Mass Mutual Life	Guaranteed Investment contract, maturity date 09/15/05, 5.55%	1,500,000	1,500,000
Metropolitan Life Insurance Co.	Guaranteed Investment contract, maturity date 03/25/04, 7.39%	1,500,000	1,500,000

See Independent Auditors' Report.

BALDOR ELECTRIC COMPANY EMPLOYEES'
PROFIT SHARING AND SAVINGS PLAN

Line 27a --Schedule of Assets Held for Investment Purposes
EIN 43-0168840, Plan No. 001

December 31, 2001

(b) Identity of Issue, Borrower, Lessor of Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(d) Cost	(e) Current Value
Monumental Life	Guaranteed Investment contract, maturity date 03/15/05, 7.50%	2,000,000	2,000,000
New York Life	Guaranteed Investment contract, maturity date 11/15/05, 5.71%	1,000,000	1,000,000
New York Life	Guaranteed Investment contract, maturity date 03/01/06, 6.14%	1,500,000	1,500,000
Pacific Life	Guaranteed Investment contract, maturity date 04/15/05, 5.48%	1,500,000	1,500,000
Pacific Life	Guaranteed Investment contract, maturity date 06/15/05, 5.51%	1,500,000	1,500,000
Principal Life Insurance Co.	Guaranteed Investment contract, maturity date 09/15/04, 7.26%	2,000,000	2,000,000
Protective Life	Guaranteed Investment contract, maturity date 02/15/02, 7.01%	1,000,000	1,000,000
Pruco Life	Guaranteed Investment contract, maturity date 05/15/06, 5.46%	2,500,000	2,500,000
Security Life GIC	Guaranteed Investment contract, maturity date 06/15/04, 6.74%	1,500,000	1,500,000
Sun America	Guaranteed Investment contract, maturity date 01/15/02, 7.02%	1,000,000	1,000,000
Travelers Insurance GIC	Guaranteed Investment contract, maturity date 12/02/02, 7.30%	1,000,000	1,000,000
Travelers Insurance GIC	Guaranteed Investment contract, maturity date 09/16/03, 6.61%	1,000,000	1,000,000

See Independent Auditors' Report.

BALDOR ELECTRIC COMPANY EMPLOYEES'
PROFIT SHARING AND SAVINGS PLAN

Line 27a --Schedule of Assets Held for Investment Purposes
EIN 43-0168840, Plan No. 001

December 31, 2001

(b) Identity of Issue, Borrower, Lessor of Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(d) Cost	(e) Current Value
Collective Trust Funds			
Wachovia Bank, N.A. *	Stable Value Fund	6,644,585	6,790,074
Wachovia Bank, N.A. *	Money Market Fund	16,624,194	16,624,194
Wachovia Bank, N.A. *	Balanced Fund	7,131,073	6,242,050
Wachovia Bank, N.A. *	Equity Index Fund	21,524,044	19,938,328
Wachovia Bank, N.A. *	Aggressive Growth Portfolio	1,693,715	1,508,386
Common Stock			
Wachovia Bank, N.A. *	Baldor Electric Company *	58,985,420	82,128,086
Participant Notes Receivable	7% - 10%	7,110,527	7,110,527
Cash		-	-
Total Assets Held for Investment		$ 154,213,558	$ 174,841,645

* Indicates a party-in-interest to the Plan. Wachovia Bank is the Trustee. Baldor is the Plan Sponsor
Column (a) is not applicable.

See Independent Auditors' Report.

BALDOR ELECTRIC COMPANY EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

Line 27d--Schedule of Reportable Transactions
EIN 43-0168840, Plan No. 001

Year Ended December 31, 2001

(a) Identity of Party Involved	(b) Description of Assets	(c) Purchase Price	(d) Selling Price	(e) Expenses Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or Loss
Category (i)--single transactions in excess of 5% of plan net assets							
(No transactions to report in this category)							
Category (iii)---series of transactions in excess of 5% of plan net assets							
Wachovia Bank, N.A.	Baldor Electric Company Stock	32,695,789			32,695,789	32,695,789	-
Wachovia Bank, N.A.	Baldor Electric Company Stock	-	40,639,656	-	35,157,543	40,639,656	5,482,113
Wachovia Bank, N.A.	Fixed Principal	31,231,959	-	-	31,231,959	31,231,959	-
Wachovia Bank, N.A.	Fixed Principal	-	23,624,049	-	22,549,637	23,624,049	1,074,412
Wachovia Bank, N.A.	Money Market	12,257,410	-	-	12,257,410	12,257,410	-
Wachovia Bank, N.A.	Money Market	-	8,912,631	-	8,912,631	8,912,631	-

There were no category (ii) or (iv) reportable transactions during 2001.

See Independent Auditors' Report.